SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on August 3, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: August 31, 2006	By /s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACTS:	Gary S. Maier/Crystal Chang Warner
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2007 FIRST QUARTER RESULTS
-- Sales Up 11.1 percent as OEM Focus Gains Momentum --

HONG KONG — August 3, 2006 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its first fiscal quarter ended June 30, 2006 - reflecting the initial benefits of its divesture of non-core businesses completed in fiscal 2006.

Net income for the fiscal 2007 first quarter increased 5.6 percent to $570,000, or $0.16 per diluted share, from $540,000, or $0.16 per diluted share, last year -- which included a one-time $940,000 net gain related to the sale of a portion of the company’s rights to its Kienzle trademark. Net sales for the 2007 fiscal first quarter increased 11.1 percent to $7.3 million from $6.6 million a year earlier.

"Our strategic divestiture initiatives over the past year have established a solid foundation for growth and profitability within the OEM sector. Results for the first fiscal quarter are particularly encouraging given the company’s $400,000 loss a year ago before the one-time gain noted above and an 11 percent sales increase this quarter, despite the approximate $1.0 million loss of sales due to divestiture of the clock and camera businesses. We fully expect to now capitalize on the opportunities available to the company without the distractions and costs associated with non-core operations that impacted the company in recent years,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

Metal, mechanical and electronic OEM net sales represented $6.74 million, or 92.39 percent of the company’s total net sales, for the first fiscal quarter -- highlighting the company’s successful strategy to concentrate on its core OEM operations. As anticipated, sales of clocks and watches declined to $423,000 from $860,000 -- representing current OEM customers. Sales of cameras also, as expected, declined to $132,000 from $711,000 in the same fiscal period a year earlier.

Gross profit as a percentage of sales for the first fiscal quarter of fiscal 2006 was 21 percent compared with 21 percent in the same period a year ago. Gross profit increased 10.5 percent to $1.53 million from $1.38 million last year, reflecting increased OEM sales and the elimination of watch and clock business not directly related to the company’s watch and clock OEM business. The company noted that margins for the current fiscal quarter were impacted by: increases in the cost of raw materials, such as metal and plastic materials, which increased, from the same period a year ago, in the range of five to 20 percent; gasoline price increases of approximately 35 percent; increases in labor and facility costs; and, set-up expenses associated with the recent formation of a new metal company and tool-making operation located in Wuxi, China, approximately 160 kilometers west of Shanghai.

(more)

Highway Holdings Ltd.
2-2-2

Selling, general and administrative expenses for the fiscal quarter declined by $152,000, or 11.35 percent, from the same period a year ago -- primarily due to the significant reduction of staff in Germany, as reported last quarter. The company cautioned that this trend is not necessarily indicative of future trends given planned strategic growth initiatives, such as operations in Wuxi, China, noted above, and other current and potential developments highlighted in the company’s Form 20-F report for its fiscal year ended March 31, 2006.

Kohl noted the company’s balance sheet remains strong. Cash and cash equivalents increased to $6.6 million at June 30, 2006, compared with $6.4 million at March 31, 2006, despite investments in fixed assets for new machinery and equipment. At June 30, 2006, the company had working capital of 10.2 million compared with $10.0 million at March 31, 2006. Total shareholders’ equity at June 30, 2006, was $12.8 million compared with 12.3 million last year. The company’s current ratio was 2.55:1 at June 30, 2006.

The company recently declared a cash dividend of $0.20 per share, payable August 10, 2006 to holders of record on July 28, 2006. This follows a $0.20 per share dividend paid on December 12, 2005 and August 15, 2005 -- representing a combined payout of $0.60 over a one-year period.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates three manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Quarter Ended June 30,
	2006	2005
Net sales	$7,295	$6,563
Cost of sales	5,769	5,182
Gross profit	1,526	1,381
Selling, general and administrative expenses	1,187	1,339
Gain on sale of industrial property rights	0	(940)
Operating income	339	982

Non-operating items
Interest expenses	(47)	(29)
Exchange gain (loss), net	248	(398)
Interest income	46	10
Other income/(expense)	10	5
Total non-operating income (expenses)	257	(412)

Net income before income tax	596	570
Income taxes	26	30

Net Income	$570	$540

Earning per share - basic	$0.16	$0.16
Weighted average number of shares - basic	3,539	3,302
Earning per share - diluted	$0.16	$0.16
Weighted average number of shares - diluted	3,543	3,455

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	June 30,	March 31
	2006	2006
	(Unaudited)
Current assets
Cash and cash equivalents	$6,553	$6,384
Restricted cash	965	965
Short term investment	299	300
Accounts receivable, net of doubtful accounts	4,236	3,789
Inventories	3,970	4,118
Prepaid expenses and other current assets	799	546
Total current assets	16,822	16,102

Property, plant and equipment, net	3,008	2,787
Investment and advance in affiliate	2	2
Total assets	$19,832	$18,891

Current liabilities:
Accounts payable	$3,243	$2,498
Short-term borrowings	1,482	2,015
Current portion of long-term debt	441	481
Accrual payroll and employee benefits	363	292
Accrued mould charges	213	246
Other liabilities and accrued expenses	820	610
Income tax payable	26	0
Total current liabilities	6,588	6,142

Long-term liabilities:
Long-term debt	243	322
Deferred income taxes	153	153

Shareholders’ equity:
Common shares, $0.01 par value, authorized 20,000,000 shares	35	35
Additional paid-in capital	10,245	10,245
Retained earnings	2,703	2,133
Accumulated other comprehensive income	(82)	(86)
Treasury shares, at cost-37,800 shares	(53)	(53)
Total shareholders’ equity	12,848	12,274

Total liabilities and shareholders’ equity	$19,832	$18,891